     This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase, dated January 15, 1999, and the related Letter of Transmittal and is not being made to (nor will tenders be accepted from or on behalf of) holders of shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction the securities laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                        Notice of Offer to Purchase for Cash
                       All Outstanding Shares of Common Stock
             (Including the Associated Preferred Stock Purchase Rights)
                                         of

                             Alarmguard Holdings, Inc.

                                         at

                                $9.25 Net Per Share

                                         by

                               T16 Acquisition Corp.

                            a wholly owned subsidiary of

                              Tyco International Ltd.

     T16 Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Tyco International Ltd., a Bermuda corporation ("Tyco"), is offering to purchase all outstanding shares of common stock, par value $.0001 per share, including the associated preferred stock purchase rights (the "Common Shares"), of Alarmguard Holdings, Inc., a Delaware corporation (the "Company"), at $9.25 per Common Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 15, 1999, and in the related Letter of Transmittal (which together constitute the "Offer").

           THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, FEBRUARY 12, 1999, UNLESS EXTENDED.

     The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Common Shares which (1) would constitute 51% of the outstanding Common Shares and (2) together with the shares of the Company's Series A preferred stock and Series B preferred stock, each par value $.0001 per share (the "Preferred Shares" and, together with the Common Shares, the "Shares") subject to the Preferred Stock Purchase Agreement, dated January 8, 1999 (the "Preferred Stock Purchase Agreement"), among Purchaser and the holders of Preferred Shares, would constitute at least 51% of the total voting power of the Company on a fully diluted basis (the "Minimum Condition"). Stockholders owning 964,195 Common Shares (constituting 17.3% of the outstanding Common Shares) and all 40,700 outstanding Preferred Shares (which, together with the aforesaid Common Shares, constitute 50.6% of the total voting power of the Company on a fully diluted basis) have agreed to tender such Common Shares in the Offer and to sell such Preferred Shares to Purchaser pursuant to the Preferred Stock Purchase Agreement.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 8, 1999 (the "Merger Agreement"), among Tyco, Purchaser and the Company pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"). At the effective time of the Merger, each outstanding Share (other than Shares held in the Company's treasury, or by any wholly owned subsidiary of the Company, or owned by Tyco, Purchaser or any other wholly owned subidiary of Tyco or held by stockholders, if any, who are entitled to and who properly exercise dissenters' rights under Delaware law) will be converted into the right to receive the Offer Price, in the case of the Common Shares, and $1,400 plus accrued but unpaid dividends thereon, in the case of the Preferred Shares, in each case without interest.

     The Board of Directors of the Company has determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, has approved the Merger Agreement, the Offer and the Merger, and recommends that the holders of the Common Shares accept the Offer and tender their Common Shares pursuant to the Offer.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Common Shares properly tendered to Purchaser and not withdrawn as, if and when Purchaser gives oral or written notice to American Stock Transfer & Trust Company (the "Depositary") of Purchaser's acceptance for payment of such Common Shares. Upon the terms and subject to the conditions of the Offer, payment for Common Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering stockholders. In all cases, payment for Common Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Common Shares or timely confirmation of book-entry transfer of such Common Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in Section 2 of the Offer to Purchase, (b) a properly completed and duly executed Letter of

Transmittal (or facsimile thereof) with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) and (c) any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid by Purchaser on the purchase price of the Common Shares, regardless of any extension of the Offer or any delay in making such payment.

     The term "Expiration Date" means 12:00 Midnight, New York City time, on Friday, February 12, 1999, unless and until Purchaser, in its sole discretion (but subject to the terms of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. Purchaser expressly reserves the right, in its sole discretion (but subject to the terms of the Merger Agreement), at any time or from time to time, and regardless of whether or not any of the events set forth in Section 15 of the Offer to Purchase shall have occurred or shall have been determined by Purchaser to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Common Shares, by giving oral or written notice of such extension to the Depositary. Purchaser shall not have any obligation to pay interest on the purchase price for tendered Common Shares in the event Purchaser exercises its right to extend the period of time during which the Offer is open. There can be no assurance that Purchaser will exercise its right to extend the Offer. Any such extension will be followed by a public announcement thereof no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Common Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder's Common Shares.

     Except as otherwise provided below, tenders of Common Shares are irrevocable. Common Shares tendered pursuant to the Offer may be withdrawn at any time prior to 12:00 Midnight, New York City time, on Friday, February 12, 1999 (or, if Purchaser shall have extended the period of time during which the Offer is open, the latest time and date at which the Offer, as so extended by Purchaser, shall expire) and, unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time on or after March 16, 1999. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Common Shares to be withdrawn, the number of Common Shares to be withdrawn and the name of the registered holder of the Common Shares to be withdrawn, if different from the name of the person who tendered the Common Shares. If certificates for Common Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Common Shares have been tendered by an Eligible Institution (as defined in Section 2 of the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Common Shares have been delivered pursuant to the procedures for book-entry transfer as set forth in
Section 2 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Common Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Common Shares may not be rescinded, and any Common Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Common Shares may be retendered by again following one of the procedures described in Section 2 of the Offer to Purchase at any time prior to the Expiration Date.

     The Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed to record holders of Common Shares and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Common Shares.

     The information required to be disclosed by Rule 14d-6(e)(1)(vii) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

     The Offer to Purchase and the related Letter of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the Offer.

     Requests for copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent as set forth below, and copies will be furnished promptly at Purchaser's expense.

                      The Information Agent for the Offer is:

                                 MORROW & CO., INC.
                             445 Park Avenue, 5th Floor
                              New York, New York 10022
                              Toll Free (800) 566-9061
                            Call Collect (212) 754-8000
                       Banks and Brokerage Firms Please Call:
                                   (800) 662-5200
                                  January 15, 1999